7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES
UNAUDITED 2010 THIRD QUARTER
FINANCIAL RESULTS

•	Third quarter total net revenue of RMB405.5 million exceeds guidance
•	EBITDA grew 63.6% year-over-year to RMB111.1 million
•	Added 62 net hotels in third quarter for a total of 461 hotels in operation, with another 201 hotels under development as of September 30, 2010
•	7 Days Club membership increased over 60% year-over-year to 14 million members

GUANGZHOU, CHINA – November 9, 2010 - 7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading and fast growing national economy hotel chain based in China, today announced its unaudited financial results for the third quarter 2010.

Third Quarter 2010 Financial Highlights

•	Total net revenues increased by 30.9% to RMB405.5 million (US$60.6 million)[1], compared to RMB309.7 million for the same quarter in 2009.
•
Income from operations was RMB65.4 million (US$9.8 million), compared to RMB34.0 million in the third quarter of 2009. Non-GAAP income from operations increased to RMB67.2 million (US$10.0 million) from RMB37.2 million for the same quarter in 2009.

•
EBITDA was RMB111.1 million (US$16.6 million), compared to RMB67.9 million for the same quarter in 2009.  Adjusted EBITDA increased by 52.5% year-over-year to RMB112.9 million (US$16.9 million). EBITDA margin was 27.4% as compared to 21.9% in the same quarter in 2009. Adjusted EBITDA margin increased to 27.8% from 23.9% in the same quarter in 2009.

•
Net income attributable to the Company’s shareholders was RMB59.8 million (US$8.9 million), compared to RMB3.4 million for the third quarter 2009.  Non-GAAP net income was RMB61.7 million (US$9.2 million), compared to RMB9.6 million for the third quarter 2009.

•	Basic and diluted earnings per ADS[2] were RMB1.20(US$0.18) and RMB1.19 (US$0.18), respectively. Non-GAAP basic and diluted earnings per ADS were RMB1.24 (US$0.19) and RMB1.23 (US$0.18), respectively.
•	Net operating cash inflow was RMB97.0 million (US$14.5 million), an increase of 12.5% compared to RMB86.2 million in the third quarter 2009.

[1]
The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States Dollars is solely for the convenience of the reader. RMB amounts included in this press release have been translated into U.S. dollars at the exchange rate of September 30, 2010 as set forth in the H.10 statistical release of the Federal Reserve Board, which was US$1.00 = RMB6.6905.  No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on Sep 30, 2010.

[2]	Each ADS represents 3 of the Company’s ordinary shares.

Third Quarter 2010 Operational Highlights

•	Added 24 net leased-and-operated hotels and 38 net managed hotels in the third quarter 2010.
•	As of September 30, 2010, 7 Days Group had 461 hotels in operation, consisting of 281 leased-and-operated hotels and 180 managed hotels, representing a total of 46,293 rooms covering 75 cities.
•	As of September 30, 2010, there were 51 leased-and-operated hotels under conversion and 150 managed hotels contracted but not yet opened，indicating strong near-term growth potential.
•
In the third quarter of 2010, occupancy rates for leased-and-operated hotels, managed hotels and all hotels were 93.7%, 89.3% and 92.2%, respectively, compared with 92.9%, 88.1% and 92.2% for the same quarter in 2009.

•
RevPAR[3] for leased-and-operated hotels improved to RMB157.3 in the third quarter of 2010, from RMB148.7 in the same quarter in 2009, while RevPAR for managed hotels was RMB146.2 in the third quarter of 2010, improved from RMB140.5 in the third quarter of 2009.

•
The improvement in RevPAR for leased-and-operated hotels was primarily a result of higher average daily rates and occupancy rates due to the Company’s powerful loyalty program and increased brand name recognition together with an improved macro environment. The RevPAR performance for the Company’s hotels in Shanghai also benefited from the Expo. As of September 30, 2010, the Company had 15 leased-and-operated hotels and 13 managed hotels in Shanghai, representing 5.3% and 7.2% of total leased-and-operated hotels and managed hotels, respectively.

•
As of September 30, 2010, the number of 7 Days Club members increased by over 60% to over 14 million from 8.7 million as of September 30, 2009, with repeat customers accounting for 82% of total room nights in the third quarter 2010.

Recent Business Developments:

Mr. Alex Nanyan Zheng, 7 Days Group’s Chief Executive Officer and Director, commented, “I am pleased to report another strong quarter with record revenue exceeding our guidance and non-GAAP net income increasing for the fifth consecutive quarter. During the quarter, we continued to expand our portfolio of hotels with an additional 62 net hotels opened in the quarter, while at the same time we delivered an improved performance across all of our key operating metrics.  Furthermore, we expanded our geographic footprint from 62 cities as of June 30, 2010 to 75 cities as of September 30, 2010.

“As we work to actively advance our expansion plans, we remain committed to providing our guests with a high quality, clean and comfortable experience at an affordable price.  We have therefore instituted a number of strategic and operational initiatives to improve the overall guest experience at our hotels and to ensure repeat customer stays.  For example, guests can now purchase high-quality hotel products on an as-needed basis during the booking process. Our focus on comfort, quality and hygiene extends to other areas as well, such as daily delivery of individually sealed towels, and a guarantee that water from our showers will be warm within 10 seconds.  Also as we recently announced, we are now upgrading our guest rooms with high-quality mattresses, which are most often found in four- and five-star hotels.  This initiative not only helps to improve the comfort of our guests, but also provides us with a clear competitive advantage and a more attractive offering to potential managed hotel partners. As we enter the final quarter of 2010, we continue to build on these positive trends while maintaining our rapid pace of expansion.”

[3]	RevPAR represents revenue per available room

Mr. Eric Haibing Wu, 7 Days Group’s Chief Financial Officer, added, “In the third quarter of 2010, we extended our solid track record of top-line growth alongside improving profitability.  We remain diligently focused on the expansion of our hotel chain and, within this strategic imperative, are successfully shifting our portfolio mix more towards managed hotel properties, which will help support our bottom line over the long term.  As our base of hotels continues to grow amid an improving macro environment, we are optimistic in our ability to leverage economies of scale and further optimize our cost structure.”

Third Quarter 2010 Unaudited Financial Results

Gross revenues. Gross revenues for the third quarter of 2010 were RMB428.5 million (US$64.0 million), representing a year-over-year increase of 30.5% from RMB328.3 million in the third quarter of 2009 and an increase of 14.8% from RMB373.3 million in the second quarter of 2010.

Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for the third quarter of 2010 were RMB397.3 million (US$59.4 million), a 21.9% increase from RMB325.9 million in the third quarter 2009, and an increase of 10.3% from RMB360.3 million in the second quarter 2010, driven by the expansion of the Company’s hotel portfolio.

Gross revenues from managed hotels.  Gross revenues from managed hotels for the third quarter of 2010 increased by 1201.5% year-over-year and by 140.3% quarter-over-quarter to RMB31.2 million (US$4.7 million) as we continued to expand our managed hotel portfolio in the third quarter of 2010.  In the third quarter of 2010, the Company opened 38 net managed hotels.

Total net revenues.  Total net revenues for the third quarter of 2010 were RMB405.5 million (US$60.6 million), representing a year-over-year increase of 30.9% from RMB309.7 million in third quarter 2009, reflecting a strong growth in the number of hotels and an improved operating performance supported by the Company’s powerful loyalty program, increased brand name recognition as well as an improved macro environment.  Sequentially, total net revenues increased by 15.1% from RMB352.2 million in the second quarter 2010.

Hotel operating costs. Hotel operating costs for the third quarter of 2010 were RMB302.8 million (US$45.3 million), or 74.7% of total net revenues, compared with 80.6% of total net revenues in the same quarter in 2009 and 78.3% for the second quarter 2010.  The improvement in operating costs as a percentage of total net revenues was primarily due to revenue growth and operational efficiency improvements.

Sales and marketing expenses. Sales and marketing expenses for the third quarter of 2010 were RMB9.3 million (US$1.4 million), or 2.3% of total net revenues, compared with 2.7% of total net revenues in the same quarter in 2009 and 2.3% in the second quarter 2010.

General and administrative expenses. General and administrative expenses for the third quarter of 2010 were RMB28.0 million (US$4.2 million), or 6.9% of total net revenues, compared to RMB17.9 million, or 5.8% of total net revenues in the same quarter in 2009, and RMB24.6 million, or 7.0% of total net revenues in the second quarter 2010.

Accordingly, total operating costs and expenses was RMB340.1 million (US$50.8 million), representing 83.9% of total net revenues, compared to 89.0% of total net revenues in the same quarter of 2009 and 87.6% in the second quarter 2010.

Income from operations. Income from operations for the third quarter of 2010 was RMB65.4 million (US$9.8 million), compared to RMB34.0 million in the third quarter 2009 and RMB43.8 million in the second quarter 2010.  The year-over-year increase in income from operations was driven by the increased number of hotels in the portfolio and higher average daily rates and occupancy rates due to the Company’s powerful loyalty program coupled with increased brand name recognition and an improved macro environment. Non-GAAP income from operations was RMB67.2 million (US$10.0 million), compared to a non-GAAP income from operations of RMB37.2 million for the same quarter in 2009 and non-GAAP income from operations of RMB45.7 million in the second quarter 2010.

EBITDA. EBITDA was RMB111.1 million (US$16.6 million) reflecting a 63.6% year-over-year increase and a 31.3% increase compared to the second quarter 2010. Adjusted EBITDA for the third quarter of 2010 was RMB112.9 million (US$16.9 million), compared to RMB74.0 million for the same quarter in 2009 and RMB86.5 million in the second quarter 2010.  Adjusted EBITDA margin was 27.8% during the third quarter of 2010, an improvement compared to 23.9% in third quarter 2009 and 24.6% in the second quarter 2010.

Interest expense. Interest expense for the third quarter of 2010 was RMB0.02 million, representing a year-over-year decrease of 99.9% and a 95.6% decrease compared to the second quarter 2010.

Income tax expense. Income tax expense for the third quarter of 2010 was RMB6.1 million (US$0.9 million), compared to RMB4.5 million in the third quarter 2009 and RMB12.9 million in the second quarter 2010.

Net income attributable to 7 Days Group Holdings Limited shareholders. Net income attributable to 7 Days Group Holdings Limited shareholders was RMB59.8 million (US$8.9 million) in the third quarter of 2010, compared to RMB3.4 million in the third quarter 2009 and RMB30.2 million in the second quarter 2010.

Non-GAAP net income.  Non-GAAP net income was RMB61.7 million (US$9.2 million), compared to Non-GAAP net income of RMB9.6 million for the third quarter 2009 and Non-GAAP net income of RMB32.1 million in the second quarter 2010.

Basic and diluted earnings per ADS. Basic and diluted earnings per ADS were RMB1.20 (US$0.18) and RMB1.19 (US$0.18) for the third quarter of 2010, compared to basic and diluted earnings per ADS of RMB0.17 and RMB0.09 for the same quarter in 2009 and RMB0.61 in the second quarter 2010. Non-GAAP basic and diluted earnings per ADS were RMB1.24 (US$0.19) and RMB1.23 (US$0.18) respectively, for the third quarter 2010, compared to non-GAAP basic and diluted earnings per ADS of RMB0.48 in the same quarter in 2009 and basic and diluted earnings per ADS of RMB0.65 in the second quarter 2010.

Cash and pledged bank deposits. As of September 30, 2010, the Company had cash, restricted cash and pledged bank deposits of RMB452.9 million (US$67.7 million), representing a quarter-over-quarter decrease of 11.4%, from RMB510.9 million as of June 30, 2010.

Operating cash flow. Net operating cash inflow for the third quarter of 2010 was RMB97.0 million (US$14.5 million), representing quarter-over-quarter increase of 5.9% from RMB91.6 million in the second quarter 2010 and a year-over-year increase of 12.5% from RMB86.2 million in third quarter 2009.

Guidance

The Company expects to generate total net revenues in the range of RMB430 million to RMB440 million in the fourth quarter 2010. The forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

7 Days Group Holdings Limited senior management will host a conference call at 8:00 pm (Eastern) / 5:00 pm (Pacific) Tuesday, November 9, 2010, which is 9:00 am (Beijing) on Wednesday, November 10, 2010 to discuss its third quarter 2010 financial results and recent business activity.  The conference call may be accessed by calling the following numbers:

China:	800 8190 121
Hong Kong:	852 2475 0994
US Toll Free:	1 866 5194 004
International:	65 6723 9381
Conference ID number:	19196240
Passcode:	7Days

A live webcast of the conference call and replay will be available on the investor relations page of 7 Days Group’s website at http://en.7daysinn.cn/.

A telephone replay will be available shortly after the call.  The dial-in details are as follows:

US:	1 866 214 5335
International:	61 2 8235 5000
Conference ID number:	19196240

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Use of Non-GAAP Financial Measures

To supplement 7 Days Group's unaudited financial results presented in accordance with U.S. GAAP, the Company has used the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission (the “SEC”) to report its financial results:

-- Non-GAAP income from operations represents income from operations reported in accordance with GAAP, excluding share-based compensation expense.
-- Non-GAAP net income represents net income reported in accordance with       GAAP, excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants, in each case, if any.
-- Non-GAAP earnings per ADS represents non-GAAP net income divided by the number of ADS used in computing basic and diluted earnings per ADS.
-- EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income and expense, provision for income taxes, depreciation and amortization.
-- Adjusted EBITDA represents EBITDA, excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants, in each case, if any.

The Company believes EBITDA is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions, if any, and income taxes. In addition, 7 Days Group believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of its financial performance. Given the significant investments that 7 Days Group has made in the past in property and equipment, depreciation and amortization expense comprises a meaningful portion of its cost structure. 7 Days Group believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains the Company considers to be outside the ordinary course of its business.  7 Days Group also calculates Adjusted EBITDA excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants, in each case, if any. The Company prepares its financial statements in accordance with GAAP and, accordingly, expenses its employee share options and recognizes, if any, the impact of loss on debt extinguishment and changes in the fair value of its ordinary share purchase warrants. Since share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants are non-cash expenses, the Company believes excluding them from its calculation of EBITDA allows it to provide investors with a more useful tool for assessing its operating and financial performance.

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, such as property and equipment, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of its results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of the Company’s liquidity. The Company compensates for these limitations by providing the relevant disclosure of its depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures, share-based compensation expense and other relevant items both in its reconciliations to the GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the Company’s performance. The terms EBITDA and Adjusted EBITDA are not defined under GAAP, and EBITDA and Adjusted EBITDA are not measures of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing the Company’s operating and financial performance, investors should not consider this data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, the Company’s EBITDA and Adjusted EBITDA may not be comparable to EBITDA or Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and Adjusted EBITDA in the same manner as the Company does.

For reasons same to the use of EBITDA and Adjusted EBITDA described above, the Company has also reported net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis, excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants, in each case, if any, in the relevant period.  These non-GAAP operating measures are useful for understanding and assessing the Company’s underlying business performance and operating trends and the Company expects to report net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis using a consistent method on a quarterly basis going forward.

7 Days Group believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing 7 Days Group’s financial performance and liquidity and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the periods set forth in the tables at the end of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, 7 Days Group’s beliefs as to the improvement of macro environment and the factors driving expected growth, its revenue guidance for the fourth quarter of 2010, increased size and scope of the Company’s hotel network, maturity of its hotels, its ability to provide high quality, clean and comfortable experience at an affordable price, its implementation of various strategic and operational initiatives, its attractiveness to potential managed hotel partners, its shift of hotel portfolio mix and its ability to leverage the economies of scale and optimize its cost structure. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, the Company’s operating results for any period are impacted significantly by the mix of leased-and-operated hotels and managed hotels in its chain, causing the Company’s operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: risks associated with the Company’s limited operating history and historical operating losses; uncertainties regarding the Company’s ability to continue its growth and achieve profitability; uncertainties regarding the Company’s ability to fund its working capital needs; uncertainties regarding the Company’s ability to expand its operations while maintaining consistent and high-quality accommodations and services; uncertainties regarding the Company’s ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the lodging industry, including changes in economic conditions, adverse weather conditions, natural disasters or outbreaks of serious contagious diseases in markets where the Company has a presence.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2009 Annual Report on Form 20-F filed with the SEC on April 26, 2010 and is available on the SEC’s website at www.sec.gov. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 9 of the Company’s 2009 Annual Report on Form 20-F. The Company’s actual results of operations for the third quarter 2010 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year end audit, which could result in significant differences from this preliminary unaudited financial information.

Contacts:

Investor Contact:
Vivian Chen, Investor Relations Senior Manager
7 Days Group Holdings Limited
+86-20-8922-5858
IR@7daysinn.cn

Investor Relations (HK):
Ruby Yim, Managing Director
Taylor Rafferty
Tel: +852 3196-3712

Investor Relations (US):
Mahmoud Siddig, Director
Taylor Rafferty
Tel: +1 (212)889-4350

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

7 Days Group Holdings Limited
Unaudited consolidated balance sheet information
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010
	RMB' 000	RMB' 000	RMB' 000	US$'000
ASSETS
Current assets:
Cash	558,710	507,483	451,042	67,415
Pledged bank deposits	3,817	3,397	1,846	276
Accounts receivable	4,399	4,926	5,984	894
Prepaid rent	78,579	107,803	123,536	18,464
Other prepaid expenses and current assets	49,103	50,880	66,181	9,893
Deferred tax assets	8,713	11,150	17,137	2,561
Total current assets	703,321	685,639	665,726	99,503
Property and equipment, net	1,012,728	1,111,900	1,237,231	184,924
Rental deposits	41,266	47,096	50,088	7,486
Investment in and advances to an affiliate	1,811	1,810	1,688	252
Prepayments in respect of hotel acquisition	-	-	7,769	1,161
Other non-current assets	-	-	15,796	2,362
Deferred tax assets	15,876	15,700	14,432	2,157
Total assets	1,775,002	1,862,145	1,992,730	297,845

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	128,707	177,080	203,346	30,393
Bills payable	12,286	10,902	2,822	422
Accrued expenses and other payables	158,476	204,009	257,370	38,468
Amounts due to related parties	5,232	2,250	1,593	238
Income taxes payable	8,183	13,907	10,886	1,627
Total current liabilities	312,884	408,148	476,017	71,148
Long-term bank borrowings	50,000	-	-	-
Accrued lease payments	123,859	140,646	148,862	22,250
Refundable deposits	22,148	18,774	18,374	2,746
Deferred revenue	4,874	4,703	4,531	677
Borrowings from related parties	3,752	2,527	1,789	268
Total liabilities	517,517	574,798	649,573	97,089

Equity:
Ordinary shares	140,377	140,401	140,525	21,004
Additional paid-in capital	1,562,223	1,564,303	1,567,660	234,311
Accumulated other comprehensive income	30,551	27,865	20,913	3,126
Accumulated deficit	(479,210)	(449,048)	(389,217)	(58,175)
Total 7 Days Group Holdings Limited shareholders' equity	1,253,941	1,283,521	1,339,881	200,266
Noncontrolling interests	3,544	3,826	3,276	490
Total equity	1,257,485	1,287,347	1,343,157	200,756
Total liabilities and equity	1,775,002	1,862,145	1,992,730	297,845

7 Days Group Holdings Limited
Unaudited Consolidated statements of operations information

	Quarter ended
	Sep 30	Jun 30	Sep 30
	2009	2010	2010
	RMB'000	RMB'000	RMB'000	US$'000
Total Revenues	328,289	373,323	428,515	64,048
Leased-and-operated hotels	325,890	360,330	397,291	59,381
Managed hotels	2,399	12,993	31,224	4,667
Less: Business tax and surcharges	(18,624)	(21,137)	(23,030)	(3,442)
Net revenues	309,665	352,186	405,485	60,606

Operating costs and expenses
Hotel operating costs	(249,536)	(275,837)	(302,800)	(45,258)
Sales and marketing expenses	(8,217)	(7,954)	(9,286)	(1,388)
General and administrative expenses	(17,863)	(24,644)	(28,024)	(4,189)

Total operating costs and expenses	(275,616)	(308,435)	(340,110)	(50,835)
Income from operations	34,049	43,751	65,375	9,771

Other income (expense)
Interest income	88	343	1,013	151
Interest expense	(22,607)	(546)	(24)	(4)
Change in fair value of ordinary share purchase warrants	(2,939)	-	-	-
Equity income (loss) of an affiliate	(15)	78	(2)	-
Income before income tax	8,576	43,626	66,362	9,918
Income tax expense	(4,542)	(12,871)	(6,123)	(914)
Net income	4,034	30,755	60,239	9,004
Net income attributable to noncontrolling interests	(589)	(593)	(408)	(61)
Net income attributable to 7 Days Group Holdings Limited shareholders	3,445	30,162	59,831	8,943

Basic earnings per ordinary share	0.06	0.20	0.40	0.06
Diluted earnings per ordinary share	0.03	0.20	0.40	0.06

7 Days Group Holdings Limited
Reconciliation of GAAP and Non-GAAP Results

EBITDA (non-GAAP)
	Quarter end
	Sep 30	Jun 30	Sep 30
	2009	2010	2010
	RMB'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited shareholders	3,445	30,162	59,831	8,943
Interest income	(88)	(343)	(1,013)	(151)
Interest expense	22,607	546	24	4
Income tax expense	4,542	12,871	6,123	914
Depreciation and amortization	37,372	41,376	46,089	6,889
EBITDA (non-GAAP)	67,878	84,612	111,054	16,599
EBITDA%	21.9%	24.0%	27.4%	27.4%
Share-based compensation expenses	3,197	1,935	1,825	273
Change in fair value of ordinary share purchase warrants	2,939	-	-	-

Adjusted EBITDA (non- GAAP) excluding share-based compensation expense and change in fair value of ordinary share purchase warrants	74,014	86,547	112,879	16,872
Adjusted EBITDA%	23.9%	24.6%	27.8%	27.8%

Non-GAAP net income attributable to 7 Days Group Holdings Limited Shareholders
	Quarter end
	Sep 30	Jun 30	Sep 30
	2009	2010	2010
	RMB'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited shareholders (GAAP)	3,445	30,162	59,831	8,943
Share-based compensation expenses	3,197	1,935	1,825	273
Change in fair value of ordinary share purchase warrants	2,939	-	-	-

Net income attributable to shareholders excluding share-based compensation expense and change in fair value of ordinary share purchase warrants (Non GAAP net income)	9,581	32,097	61,656	9,216

Earnings per share
	Quarter end
	Sep 30	Jun 30	Sep 30
	2009	2010	2010
	RMB	RMB	RMB	US$
Basic earnings per ordinary share (GAAP)	0.06	0.20	0.40	0.06
Diluted earnings per ordinary share (GAAP)	0.03	0.20	0.40	0.06

Basic earnings per ordinary share(Non-GAAP), excluding share-based compensation expense and change in fair value of ordinary share purchase warrants	0.16	0.22	0.41	0.06
Diluted earnings per ordinary share(Non-GAAP), excluding share-based compensation expense and change in fair value of ordinary share purchase warrants	0.16	0.21	0.41	0.06

Denominator:
Basic weighted average number of ordinary shares	60,000,000	149,069,937	149,146,501
Diluted weighted average number of ordinary shares	60,000,000	149,931,579	150,412,711

		Quarter Ended
		30-Sep-09	30-Jun-10	30-Sep-10	30-Sep-10
		RMB '000	RMB '000	RMB '000	USD '000
Hotel operating costs	GAAP Result	(249,536)	(275,837)	(302,800)	(45,258)
	% of Total net Revenue	80.58%	78.32%	74.68%	74.68%
	Share-based Compensation	570	477	383	57
	% of Total net Revenue	0.18%	0.14%	0.09%	0.09%
	Non-GAAP Result	(248,966)	(275,360)	(302,417)	(45,201)
	% of Total net Revenue	80.40%	78.19%	74.58%	74.58%
Sales and marketing expenses	GAAP Result	(8,217)	(7,954)	(9,286)	(1,388)
	% of Total net Revenue	2.65%	2.26%	2.29%	2.29%
	Share-based Compensation	200	71	16	2
	% of Total net Revenue	0.06%	0.02%	0.00%	0.00%
	Non-GAAP Result	(8,017)	(7,883)	(9,270)	(1,386)
	% of Total net Revenue	2.59%	2.24%	2.29%	2.29%
General and administrative expenses	GAAP Result	(17,863)	(24,644)	(28,024)	(4,189)
	% of Total net Revenue	5.77%	7.00%	6.91%	6.91%
	Share-based Compensation	2,427	1,387	1,426	213
	% of Total net Revenue	0.78%	0.39%	0.35%	0.35%
	Non-GAAP Result	(15,436)	(23,257)	(26,598)	(3,976)
	% of Total net Revenue	4.98%	6.60%	6.56%	6.56%
Total operating costs and expenses	GAAP Result	(275,616)	(308,435)	(340,110)	(50,835)
	% of Total net Revenue	89.00%	87.58%	83.88%	83.88%
	Share-based Compensation	3,197	1,935	1,825	273
	% of Total net Revenue	1.03%	0.55%	0.45%	0.45%
	Non-GAAP Result	(272,419)	(306,500)	(338,285)	(50,562)
	% of Total net Revenue	87.97%	87.03%	83.43%	83.43%
Income from operations	GAAP Result	34,049	43,751	65,375	9,771
	% of Total net Revenue	11.00%	12.42%	16.12%	16.12%
	Share-based Compensation	3,197	1,935	1,825	273
	% of Total net Revenue	1.03%	0.55%	0.45%	0.45%
	Non-GAAP Result	37,246	45,686	67,200	10,044
	% of Total net Revenue	12.03%	12.97%	16.57%	16.57%

7 Days Group Holdings Limited
Operating Data
	As of and for the quarter ended
	Sep 30	Jun 30	Sep 30
	2009	2010	2010
Hotels in operation	283	399	461
Leased-and-operated hotels	235	257	281
Managed hotels	48	142	180
Hotels under conversion	77	147	201
Leased-and-operated hotels	4	48	51
Managed hotels	73	99	150
Total hotel rooms for hotels in operation	28,266	39,561	46,293
Leased-and-operated hotels	23,646	26,051	28,986
Managed hotels	4,620	13,510	17,307
Total hotel rooms for hotels in conversion	7,476	14,645	19,578

Number of cities covered for hotels in operation	41	62	75

Occupancy rate	92.2%	93.4%	92.2%
Leased-and-operated hotels	92.9%	95.5%	93.7%
Managed hotels	88.1%	88.8%	89.3%
Average daily rate (in RMB)	160.0	162.2	166.5
Leased-and-operated hotels	160.1	165.0	167.9
Managed hotels	159.4	155.3	163.6
RevPAR (in RMB)	147.6	151.5	153.5
Leased-and-operated hotels	148.7	157.6	157.3
Managed hotels	140.5	137.9	146.2
Overnight occupancy rates	87.6%	89.8%	88.8%
Leased-and-operated hotels	88.2%	91.8%	90.3%
Managed hotels	83.8%	85.3%	86.1%